Cyclerion Therapeutics, Inc.

301 Binney Street

Cambridge, MA  02142

April 22, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Christine Westbrook

Re:  Cylcerion Therapeutics, Inc. Registration Statement on Form S-1 (Registration File No. 333-230944)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration File No. 333-230944) (the “Registration Statement”) of Cyclerion Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on April 23, 2019, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Bryan Keighery at (617) 341-7269.

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Very truly yours,

Cyclerion Therapeutics, Inc.

By:	/s/ Peter M. Hecht
Peter M. Hecht,
Chief Executive Officer

CC:	Larry Miller, Cyclerion Therapeutics, Inc.
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Bryan S. Keighery, Morgan, Lewis & Bockius LLP

[Cyclerion Therapeutics, Inc. — Signature Page to Request for Acceleration]